Exhibit (d)(b)(5)(i)

BRIGHTHOUSE FUNDS TRUST II

AMENDMENT NO. 1 TO THE INVESTMENT SUB-ADVISORY AGREEMENT

(Brighthouse/Artisan Mid Cap Value Portfolio)

This Amendment No. 1 to the Investment Sub-Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Artisan Partners Limited Partnership (the “Subadviser”) with respect to Brighthouse/Artisan Mid Cap Value Portfolio, a series of Brighthouse Funds Trust II, is entered into effective the 1st of January, 2018.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.	Pursuant to Paragraph 10 of the Agreement, the compensation of the Subadviser referenced in Paragraph 6, which contains the schedule of fees, is hereby amended as follows:

6. Compensation of the Subadviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Manager shall pay the Subadviser compensation at the annual rate of 0.43% of the first $500 million of the Portfolio’s average daily net assets and 0.40% of the next $500 million of the Portfolio’s average daily net assets and 0.37% of the excess over $1 billion in average daily net assets. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Portfolio pursuant to the Advisory Agreement. If the Subadviser shall serve for less than the whole of any month or other agreed upon interval, the forgoing compensation shall be prorated. The Manager may from time to time waive the compensation it is entitled to receive from the Fund; however, any such waiver will have no effect on the Manager’s obligation to pay the Subadviser the compensation provided for herein.

2.	All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 15th day of December, 2017.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC

ARTISAN PARTNERS LIMITED PARTNERSHIP
By: Authorized Officer